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EXHIBIT 99(i)
WOODWARD GOVERNOR COMPANY
ADDITIONAL EXHIBIT - DESCRIPTION OF
  ANNUAL REPORT GRAPHS

Below is a description of the graphs appearing under "Financial Highlights" on page 1 of our 2002 Annual Report.

NET SALES:
     This bar graph shows consolidated net sales in millions of dollars for the fiscal years ended 1998 through 2002. Plot points are $490, $597, $597, $679, and $680 with the first plot point for 1998.

ADJUSTED EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE:
     The bar graph for consolidated adjusted earnings before cumulative of accounting change is in millions of dollars for fiscal years 1998 through 2002. Plot points are $23, $34, $50, $56, and $45 with the first plot point for 1998.

ADJUSTED EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE AND CASH DIVIDENDS PER SHARE:
     The bar graph for consolidated net earnings and cash dividends per diluted share is for fiscal years ended 1998 through 2002. Plot points for net earnings per diluted share are $2.01, $2.98 $4.39, $4.84, and $3.90 with the first plot point for 1998. Plot points for cash dividends per diluted share, beginning with 1998, are $.93 for all years.

Adjusted earnings before cumulative effect of accounting change reflects the elimination of goodwill-related amortization and associated income taxes from amounts reported in the financial statements.